Consumer Portfolio Services, Inc.
19500 Jamboree Road Irvine, California 92612 Facsimile (949) 753-6897 Telephone (949) 753-6800

November 29, 2011

VIA EDGAR

Matt S. McNair, Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Consumer Portfolio Services, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed November 23, 2011
File No. 333-168976

Dear Mr. McNair:

We refer to your letter dated September 16, 2011, which refers to your limited review of a post-effective amendment that we filed on August 22, 2011, and asks that we amend the registration statement responsively.  We held off on filing such an amendment until we had responded to issues raised in your review of our 1934 Act filings.  We did so respond by expanding our disclosure on identified issues in our Form 10-Q filed November 14, 2011. We then filed a responsive amendment to the registration statement on November 23, 2011.

Our substantive responses to the comment letter appear below.  For your convenience, the text of your comments is set forth in bold, followed in each case by our response.

General

1. It appears that the prospectus is stale for purposes of Securities Act Section 10(a)(3). Please confirm that no sales have occurred at a time when the prospectus was stale. In addition, confirm that no sales will occur during the waiting period of the post-effective amendment, or tell us why you believe you can continue to sell during this period. Refer to Compliance & Disclosure Interpretation – Securities Act Sections, Question 139.28..

We confirm that no sales have occurred after September 13, 2011 (nine months after the original effective date of the registration statement).  We are awaiting effectiveness of our post-effective amendment filed November 23, 2011 before resuming sales.

2. When you file post-effective amendments in the future, please include an explanatory note informing investors of the reason(s) for the amendment.

We have included such an explanatory note on page 6, immediately above “Risk Factors,” where reference was previously made to the registration statement, and to the fact that a prospectus does not contain all of the information in a registration statement.

U.S. Securities and Exchange Commission
File No.: 333-168976
November 29, 2011

We state there that the amendment was filed to include in the registration statement our financial statements for the year ended December 31, 2010, to include in the prospectus that information and interim information as of September 30, 3011, and otherwise to update the information contained in the registration statement and previous prospectuses.

Incorporation of Certain Information …, page 5

3. Please revise this section so that it is current as of the date of effectiveness.

 We have revised this section to include references to all applicable reports.

Risk Factors, page 11

4. Please include a risk factor to reflect that officers, directors and other lenders/investors beneficially own a significant amount of the company’s common stock. Clarify that the interests of these beneficial owners may be significantly different than other investors, including holders of the renewable unsecured subordinated notes.

We have included such a risk factor at page 10.

*    *    *    *    *    *    *    *    *

As part of our response, we acknowledge that the registrant is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A request for accelerated effectiveness of the post-effective amendment will follow separately.

Sincerely,

/s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Chief Financial Officer

cc (email)	David Lyon (lyond@sec.gov)
David Irving (irvingd@sec.gov)
William Schroeder (schroederw@sec.gov)